Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE November 13, 2014

CANADIAN ZINC REPORTS FINANCIAL RESULTS FOR THIRD QUARTER 2014

• Prairie Creek Underground Program Begins

• Positive Drill Results for VMS Projects in Central Newfoundland

Vancouver, British Columbia, November 13, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to report its financial results for the three and nine month periods ended September 30, 2014.

Financial Results

For the three and nine month periods ended September 30, 2014, the Company reported a net loss and comprehensive loss of $3,659,000 and $8,757,000 compared to a net loss and comprehensive loss of $1,626,000 and $3,507,000 for the comparative periods ended September 30, 2013.

Included in the loss for the three and nine month periods ended September 30, 2014, were expensed exploration and evaluations costs of $3,232,000 and $6,447,000 respectively, compared to $1,483,000 and $3,982,000 for the same periods ended September 30, 2013.

At September 30, 2014, the Company had working capital of $16 million.

Prairie Creek Project

The mining contract for the initial underground exploration and development program at the Prairie Creek Mine was awarded to Procon Mining and Tunneling Ltd. in October 2014, following a tendering process involving major mining contractors with the objective of optimizing mine development and operating costs related to the Prairie Creek Mine.

The mine exploration and development program has been divided into stages. The first stage will be to re-open access to the underground by dewatering and re-installing electrical and ventilation services to the 650 metre-long decline which is located at the end of the 870m underground level. Rehabilitation of the underground workings near the 930m level portal area will also take place. The portal area at the 930m level also contains the primary ventilation fan which distributes air to the lower level also. Further rehabilitation of some manway raises and refuge stations will also be carried out.

After completion of the rehabilitation Canadian Zinc plans to carry out an exploration diamond drill program from underground drill stations located at the end of the decline, with the objective of upgrading part of the currently inferred resources to an indicated category. The drilling is planned on four, 50-metre sections and will comprise about 6,000 metres of diamond drill coring over 21 holes.

During dewatering of the decline, hydrological monitors will be installed in the walls to measure groundwater aquifer flows. Data from this monitoring program will provide necessary information to predict future underground hydrology pumping requirements and plan water management on surface.

At the same time as the underground program is proceeding, upgrades and repairs of existing surface facilities will continue. This surface program will include completing further site testing and engineering design work for the proposed water storage pond and the waste rock pile.

Optimization Update

The Company is currently working on optimization programs to improve and optimize the PFS. The main objective is to enhance overall mine economics by finalizing efficient designs, detailing and assessing what existing equipment can be utilized, determining what needs to be upgraded, exploring methods to reduce initial capital costs and completing bid tender packages that will define with feasibility level accuracy the actual capital cost required to place the mine into production. To accomplish this task, the Company is working with three expert consulting firms.

AMC Consultants have completed a number of underground studies including geotechnical, ventilation, backfill and mine plan design, with additional studies on backfill rheology and ventilation options currently underway. AMC Consultants are also completing an update to the mineral resource model which will form the basis of a new mine plan reserve and scheduling.

Metallurgical studies are also being carried out to optimize the mill flow-sheet with the objective of reducing smelter penalty charges for deleterious elements such as mercury. These studies are on-going and include lab testing combined with evaluation of projected economics to better determine optimum concentrate specifications. These metallurgical studies will be integrated in tandem with the Company’s concentrate marketing plan. With the assistance of Cliveden Trading AG the Company is completing a concentrate marketing plan which will include detailed analysis of feasible destinations for Prairie Creek concentrate production.

Tetra Tech WEI Inc. (“Tetra Tech”) has completed development of tender packages for further advancement of engineering designs, detailing and assessing what existing equipment can be utilized and better determining upgrade requirements, including mine rehabilitation and development; mill completion; power generation and distribution; heat recovery systems; dense media separation plant; paste fill plant; water treatment plant; instrumentation and control systems; camp construction and winter road construction and maintenance needed to put the Prairie Creek Mine into production.

Bid tender documents relating to all capital cost equipment and development packages have been distributed. Competitive tenders have been received for most tender packages. Some contracts have been awarded, a variety of the tender package submissions are currently being evaluated and one major tender package is awaiting submission from vendors. A transportation services contract document has been tendered by Tetra Tech which will help determine transport costs and prospective road contractors were given a reconnaissance inspection of the road alignment so they could view the terrain prior to the onset of winter.

Prairie Creek Permitting

In August 2014, CZN submitted an amended development schedule for the Prairie Creek Mine to the Mackenzie Valley Land and Water Board (“MVLWB”) and this was followed up by an application to the MVLWB in October, 2014 requesting that the Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule. This action would defer the schedule and dates in the licence for the submission of various plans until the activation of licence and the commencement of operations. The MVLWB is considering the Company’s request and has recently circulated this application to interested parties for comment.

In April 2014, the Company submitted applications to the MVLWB and to Parks Canada for Land Use Permits to permit the possible future upgrade of the current winter access road to all-season use. The applications, as expected, were referred to environmental assessment by the Mackenzie Valley Environmental Impact Review Board (“MVRB”). In June 2014, the Company presented a Developer’s scoping document to local affected communities and organizations. In September 2014, the MVRB issued the final Terms of Reference and the Company is currently compiling a Developers Assessment Report.

In September 2014, CZN completed a larger phase helicopter-supported engineering and environmental field studies associated with the all-season road permit applications. Engineering studies were focused on confirming the optimum alignment, preferred locations for an airstrip, determining the location and nature of stream crossings, and investigating and sampling areas of potential permafrost occurrence or instability, as well as borrow sources. Environmental studies consisted of a caribou occupancy wildlife survey, habitat data collection at fish-bearing stream crossings, and surface water and stream sediment sample collection.

Newfoundland Properties

Canadian Zinc owns an extensive land package in central Newfoundland that includes three major Volcanogenic Massive Sulphide (“VMS”) projects, each with defined deposits, which are being explored by Canadian Zinc. Key deposits on each project are listed below:

South Tally Pond project - Lemarchant deposit; Indicated Mineral Resource of 1.24 million tonnes grading 5.38% zinc, 0.58% copper, 1.19% lead, 1.01 g/t gold and 59.17 g/t silver plus an additional Inferred Mineral Resource of 1.34 million tonnes grading 3.70% zinc, 0.41% copper, 0.86% lead, 1.00 g/t gold and 50.41 g/t silver (Giroux Consultants, 2012);

Tulks South project - Boomerang-Domino deposit: Indicated Mineral Resource of 1.36 million tonnes grading 7.1% zinc, 3.0% lead, 0.5% copper, 110 g/t silver and 1.7 g/t gold plus an additional Inferred Mineral Resource of 0.69 million tonnes grading 6.5% zinc, 2.8% lead, 0.4% copper, 95 g/t silver and 1.0 g/t gold (Snowden, 2007); and including the Hurricane and Tulks East prospects:

Long Lake project - Long Lake deposit: Indicated Mineral Resource of 0.48 million tonnes grading 7.8% zinc, 1.6% lead, 0.97% copper, 49 g/t silver and 0.57 g/t gold plus an additional Inferred Mineral Resource of 78,000 tonnes grading 5.7% zinc, 1.2% lead, 0.7% copper, 34 g/t silver and 0.48 g/t gold (SRK, 2012).

In the summer 2014 exploration program, 28 drillholes with a total of 8,000 metres were completed at the Tulks South and Long Lake projects. Four drillholes (1,377 metres) were recently completed on the Tulks East prospect at (Tulks South) and drilling is continuing on the Lemarchant deposit.

Tulks South Project

In June 2014, the Company undertook a diamond drill program on its Tulks South property, focused on expanding the mineral resource at the Boomerang-Domino deposit, extending the nearby Hurricane prospect mineralization and testing for mineralization in the Tulks East area (2,000 metres).

Six drillholes (1,743 metres) tested for up and down-dip extensions of the Hurricane prospect mineralization and three drillholes (1,287 metres) tested for extensions to the defined Boomerang-Domino deposit. For detailed results of this program please the Company’s press release dated September 11, 2014. Highlights include:

•	Drillhole GA14-278 intersected 3.23% zinc, 8.24% lead, 0.70% copper, 135.8 g/t silver and 0.67 g/t gold over 2.37 metres in the down-dip extension of the Hurricane Prospect, and;
•
Drillhole GA14-281 intersected 114.45% zinc, 1.82% lead, 0.18% copper, 52.15 g/t silver and 0.82 g/t gold over 2.49 metres in a previously untested area between the Boomerang and Domino massive sulphide lenses.

Eight of the drillholes intersected the strongly altered, mineralized rhyolite stratigraphy (footwall), located directly below the mineralized horizon which hosts the Boomerang-Domino deposit and Hurricane mineralization. The two highlighted massive sulphide intersections are located along this horizon at the top of the footwall stratigraphy.

Subsequent to the end of the quarter, four holes (1,377 metres) were drilled on the Tulks East prospect. Tulks East is comprised of two zones, A Zone and B Zone, with previously defined, non-NI 43-101 compliant, historical resources estimates. Two holes successfully extended the A Zone mineralization a further 50 metres down-dip in the A Zone, which remains open to the northwest and northeast. For detailed results of this drill program please see the Company’s press release dated November 6, 2014.

Long Lake Project

A total of 11 drillholes (2,712 metres) was completed at the Long Lake Main Zone VMS deposit where drilling was successful in extending the copper-lead-zinc massive sulphide mineralization. both up- and down-dip and along strike and showed a marked increase in the copper, lead, zinc, silver and gold grades to the west of the defined Main Zone deposit. For detailed results of this drill program please see the Company’s press release dated October 21, 2014. Highlights include:

•	Drillhole LL14-50 intersected 25.50% zinc, 5.90% lead, 1.29% copper, 189.7 g/t silver and 1.87 g/t gold over 1.20 metres (core length) from 42.2 to 43.4 metres downhole.
•	Drillhole LL14-51 intersected 10.81% zinc, 1.99% lead, 1.59% copper, 86.95 g/t silver and 1.39 g/t gold over 2.25 metres (core length) at 175 metres below surface.
•	Drillhole LL14-52 intersected 19.56% zinc, 6.59% lead, 1.29% copper, 131.42 g/t silver and 1.85 g/t gold over 1.10 metres (core length) 75 metres down-dip of LL14-51.

A total of eleven drillholes (2,712 metres) was completed at the Long Lake Main Zone VMS deposit. Ten of the eleven drill holes intersected the mineralized horizon between approximately 50 and 350 metres vertical depth.

South Tally Pond Project

The drill has now been moved to the South Tally Pond VMS project where a 1,500 metre drill program will be completed to further evaluate the Northwest zone at the Lemarchant deposit. Drilling is expected to be completed by mid-November. The South Tally Pond project is located adjacent to, and in the same volcanic belt as, the Duck Pond Cu-Zn Mine and Mill complex operated by Teck Resources.

A winter diamond drill program on the South Tally Pond copper-lead-zinc-silver-gold project was completed in March, 2014. Six drillholes, totaling 2,350 metres were completed at the Northwest mineralized zone located 250 metres northwest of the drill-defined Lemarchant Deposit. The 2014 winter drilling program successfully extended the Northwest zone mineralization which remains open for further expansion. See the Company’s press release dated April 8, 2014.

Outlook

Canadian Zinc’s focus for the balance of 2014 and 2015 will be to advance the Prairie Creek Project towards production.

The Company has initiated the first phase underground exploration and development program, will continue engineering and preliminary procurement already underway and plans to complete the optimization studies by the end of 2014.

Canadian Zinc will also continue to evaluate strategies for raising the senior financing necessary to complete the development and construction of the Prairie Creek Mine. The recent successful financing enables the Company to move forward with reopening the underground, installing electrical and ventilation services and initiating a diamond drill exploration program from the existing underground workings during the remaining part of 2014 and carrying into 2015.

The exploration programs in central Newfoundland are ongoing and will be completed by the end of the year. The Company’s exploration strategy is to continue to build on its existing polymetallic resource base with the aim of developing either a single deposit, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be processed in a central milling facility.

At September 30, 2014, the Company had working capital of $16 million and expects it will be able to meet its current commitments, continue its planned 2014 programs and planned 2015 corporate activities.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, Suite 700, Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.